# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### 18 September 2015

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Talon Therapeutics, Inc.**

**File No. 1-32626 -- CF# 32738**

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Spectrum Pharmaceuticals, Inc. (successor to Talon Therapeutics, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Talon Therapeutics, Inc. (formerly Hana Biosciences, Inc.) excluded from the Exhibits to a Form 10-Q filed on November 12, 2010.

Based on representations by Spectrum Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1              through September 20, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary